SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Robert S. Bland

LQ Acquisition Inc.

c/o Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

1-800-556-9393 extension 295

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60025

(312) 263-8625

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93
(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.
(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 10, 2010, as amended by Amendment No. 1 filed on June 28, 2010 , Amendment No. 2 filed on June 29, 2010, and Amendment No. 3 filed on July 12, 2010 (the “Schedule TO”) by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”) whereby LQ Acquisition, Inc. and Bland offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2010 as subsequently amended by the Schedules TO-T/13E-3 filed on June 28, 2010, July 12, 2010 and July 14, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1)	Summary of Financial Analysis by Matt Friesl, page 26

In the Schedule TO, in the section Summary of Financial Analysis by Matt Friesl, the first paragraph is amended and restated as follows: “The following is a summary of the material financial analyses Matt Friesl (“Friesl”) prepared and delivered to the Board on April 13, 2009 in connection with the offer made by Party A. The Board wanted a reliable and cost effective financial valuation to evaluate the offer made by Party A, and accordingly received several informal proposals from firms and individuals with experience in financial valuation and fairness opinions. Out of these proposals, management, on behalf of the Board, discussed these proposals with such firms and individuals. Management proposed and then the Board selected Friesl to compile a valuation analysis because of his previous qualifications and his cost effective services. The Board paid Friesl $2,250 for his valuation analysis, and this $2,250 is the only fee paid to Friesl in the past two years. Friesl is a finance professional with 10 years of private equity, real estate and investment banking experience across a diverse range of industries. Friesl is also Certified Public Accountant with significant capital markets financing and valuation experience, executing over $6.0 billion of lead-managed capital markets transactions and over $4.0 billion of M&A transactions on both the buy side and the sell side. Other than this valuation analysis delivered by Friesl, Friesl has not had any other material relationship with LQ in the past two years and there is no relationship mutually understood to be contemplated. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Friesl or by the Board. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Friesl’s financial analyses.”

(2)	Selected Public Companies Analysis page 19

In the Schedule TO, in the section Selected Public Companies Analysis, the language on page 19 is amended and restated with the change language underlined: “For each of the selected companies, RJ selected public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion. RJ believes that public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion are analogous to LQ because LQ is a publicly traded insurance broker as well. There are only a handful of publicly traded insurance brokers, making comparisons difficult. The comparable insurance brokerage companies and their approximate market cap (as of June 4, 2010) are as follows: Willis Group Holdings: $5.3 billion; Brown & Brown: $2.8 billion; A.J. Gallagher & Co.: $2.7 billion; ehealth: $322 million; Insweb: $22 million and The Marketing Alliance: $11.5 million. The criteria RJ used is based on its collective judgment and experience in the investment banking industry. Amongst these considerations were including larger insurance brokers in the comparable companies group in order to have additional data observations that would make comparisons more meaningful. In addition, Insweb did not have positive EBIDTA nor net income, and The Marketing Alliance does not regularly report information necessary to calculate EBITDA, making comparisons difficult. RJ analyzed the multiples of enterprise value (calculated as the sum of the market value of common equity and the value of net debt) divided by (i) actual or projected revenue and (ii) actual or projected earnings before interest, income taxes, depreciation, and amortization (“EBITDA”) (adjusted for non-recurring income and expenses), for the most recently available twelve month period and years ending December 31, 2010. When analyzing LQ’s trailing twelve month revenue, RJ reduced reported revenue by the revenue associated with click-through fees generated by visitors to its website in order to approximate revenue associated with the Insure.com domain name that was sold in October 2009. RJ also analyzed the multiples of reported closing price per share divided by the actual or projected diluted earnings per share (“EPS”) (adjusted for non-recurring income and expenses) for the most recently available twelve month period and years ending December 31, 2010 and 2011.”

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed on June 28, 2010, July 12, 2010, and July 14, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.*

(a)(5)(B)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.

(a)(5)(C)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.*
(c)(1)	Presentation of Raymond James & Associates, Inc. (“Raymond James” or “RJ”) to the Special Committee of Life Quotes presented on June 4, 2010.*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.*

(c)(3)	Intentionally Omitted.

(c)(4)	Intentionally Omitted.

Exhibit No.	Description
(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009.*

(c)(6)	Raymond James spreadsheet related to Selected Transactions Analysis.*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

*	Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 4 TO SCHEDULE TO AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/S/ ROBERT S. BLAND
Robert S. Bland President and Chief Executive Officer

ROBERT S. BLAND

/S/ ROBERT S. BLAND
Robert S. Bland

Date: July 14, 2010 (LQ Acquisition, Inc.)

Date July 14, 2010 (Robert S. Bland)

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